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           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F ___
                                     ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ____                No   X
                                                         ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

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CHANGE OF REPRESENTATIVE DIRECTOR AND PRESIDENT

     On June 27, 2002, the registrant filed a notice regarding a change of its representative director and president with the Tokyo Stock Exchange on which its securities are traded and which was made public by that exchange. Attached is an English translation of such notice.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NIPPON TELEGRAPH AND TELEPHONE
                                             CORPORATION

                                           By /s/ Satoru Miyamura
                                              ---------------------------
                                              Name:  Satoru Miyamura
                                              Title: Senior Vice President and
                                                     Executive Manager of
                                                     Department IV


Date:  June 27, 2002

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June 27, 2002

From:  NIPPON TELEGRAPH & TELEPHONE CORP
       NORIO WADA, REPRESENTATIVE DIRECTOR AND PRESIDENT

To:    TOKYO STOCK EXCHANGE, INC.
       REPRESENTATIVE DIRECTOR AND PRESIDENT

Notice regarding a Representative Director

This is a notification regarding a new representative director appointed at an ordinary general meeting of shareholders and a meeting of a board of directors held on June 27, 2002.


NORIO WADA, REPRESENTATIVE DIRECTOR AND PRESIDENT
Reason(s) for submission: Change of a representative
Effective Date: June 27, 2002

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